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                                                                  EXHIBIT 99.1



LJ INTERNATIONAL INC. SECURES EQUITY FINANCING AGREEMENT OF UP TO $10M FOR COMMON STOCK

HONG KONG, May 16 /PRNewswire-FirstCall/ -- LJ International Inc. (Nasdaq: JADE
- News) today announced that it entered into a common stock purchase agreement with an institutional investor, Navigator Investments Holding IX Limited, to provide the company with up to $10 million in equity financing.

"We are pleased to have the flexibility of this financing and to be able to potentially utilize funds in operations in which we can greatly enhance the value of the company," according to Chairman and CEO Yu Chuan Yih.

The agreement allows LJ International to instruct Navigator to purchase up to a maximum of $10 million of common stock at a small discount to prices related to its price and volume performance on the National Market System for 24 months from registration. LJI can -- entirely at its own discretion -- decide if and when to draw down the equity line.

In addition, Navigator and the placement agent, receive warrants to purchase 150,000 shares of common stock each exercisable until April 15, 2005 at $1.7892 per share.

"In current operations, this is our second year of expanding into a full range of fine jewelry, and we should have various opportunities to capitalize on market trends," Mr. Yih pointed out. "We plan to diversify more into diamonds, precious stones, South Sea pearls and Tahitian pearls, in addition to our existing strong line of semi-precious jewelry," he said.

LJ International Inc. is a publicly-owned company engaged in designing, branding, marketing and distribution of a full range of fine jewelry, built on a successful vertical integration strategy and an unwavering commitment to quality and service.

Forward looking statement:

Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.